March 8, 2023

Via Edgar

Ms. Erin Purnell

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Re:	U Power Limited

Amendment No. 1 to Registration Statement on Form F-1

February 14, 2023

File No. 333-268949

Dear Ms. Purnell:

This letter is in response to the letter dated February 17, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to U Power Limited (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comment in this response. An amendment to the registration statement on Form F-1(the “Amendment”) is being filed to accompany this letter.

Amendment No. 1 to Form F-1 filed February 14, 2023

Exhibits

1. We note your response to comment 2 and reissue. Please file a final executed version of the underwriting agreement as Exhibit 1.1 in a pre-effective amendment to the registration statement.

Response: We acknowledge the Staff’s comment and are refiling the latest version of the underwriting agreement as Exhibit 1.1 to the Amendment. However, a final executed version of the underwriting agreement will only become available after the final pricing can be determined, which will not be possible prior to the effectiveness of the registration statement. As such, we respectively advise the Staff that we will refile the latest version of the underwriting agreement from time to time, if and when it is further updated, in any subsequent pre-effective amendments to the registration statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Jia Li
Name:	Jia Li
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC